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                             March 15, 2022

       Grant Cardone
       President and Chief Executive Officer
       Cardone Equal Opportunity Fund 2, LLC
       18909 NE 29th Avenue
       Aventura, FL 33180

                                                        Re: Cardone Equal
Opportunity Fund 2, LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted March 9,
2022
                                                            CIK No. 0001915521

       Dear Mr. Cardone:

                                                        This is to advise you
that we do not intend to review your offering statement.

              Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact
Shih-Kuei Chen at 202-551-7664 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Jonathan Sabo, Esq.